                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                             Contel Cellular, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210904108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages

SEC 1745 (10-85)

CUSIP NO. 210904108                   13G                      PAGE 2 OF 5 PAGES

- --------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Massachusetts Financial Services Company ("MFS")
      I.R.S. Identification No.: 04-2747644
- --------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  / /       (b)  / /
- --------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
- --------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
- --------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY     -----------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH               430,000 Shares of Common Stock.
      REPORTING
       PERSON        -----------------------------------------------------------------------------------------
        WITH         7     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           430,000 Shares of Common Stock.
- --------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      430,000 Shares of Common Stock. These 430,000 shares are beneficially owned by Massachusetts Investors Growth Stock Fund ("MIG') (see page 3) as well as
      MFS.
- --------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.3%
- --------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IA
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 210904108                   13G                      PAGE 3 OF 5 PAGES


- --------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Massachusetts Investors Growth Stock Fund ("MIG")
      I.R.S. Identification No.: 04-1885327
- --------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  / /       (b)  / /
- --------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
- --------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
- --------------------------------------------------------------------------------------------------------------
      NUMBER OF      5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY     -----------------------------------------------------------------------------------------
      OWNED BY       6     SHARED VOTING POWER
        EACH               430,000 Shares of Common Stock.
      REPORTING
       PERSON        -----------------------------------------------------------------------------------------
        WITH         7     SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           430,000 Shares of Common Stock.
- --------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      430,000 shares of Common Stock. Massachusetts Financial Services Company
      ("MFS") is also a beneficial owner of these 430,000 shares. (See page 2.)
- --------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
- --------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.3%
- --------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*
      IV
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 4 of 5 Pages


Item 1:     (a)    Name of Issuer:
                   Contel Cellular Inc.
            (b)    Address of Issuer's Principal Executive Offices:
                   245 Perimeter Center Parkway
                   Atlanta, GA 30346
Item 2:     (a)    Name of Person Filing:
                   Massachusetts Financial Services Company ("MFS")*
            (b)    Address of Principal Business Office or, if none, Residence:
                   For MFS and MIG:
                   500 Boylston Street
                   Boston, MA 02116
            (c)    Citizenship:
                   For MFS, see Item 4 on page 2; for MIG, see Item 4 on Page 3.
            (d)    Title of Class of Securities:
                   Common Stock
            (e)    CUSIP Number:
                   210904108
Item 3:            For MFS, see Item 12 on page 2; for MIG, see Item 12 on page 3.
Item 4:     (a)    Amount Beneficially Owned:
                   For MFS, see Item 9 on page 2; for MIG, see Item 9 on page 3.
            (b)    Percent of Class:
                   For MFS, see Item 11 on page 2; for MIG, see Item 11 on page 3.
            (c)    Number of shares as to which such person has:
                   For MFS, see Items 6 and 8 on page 2; for MIG, see Items 6 and 8 on page 3.

- ---------------
* This Schedule 13G is filed pursuant to Rule 13d-1(f) on behalf of Massachusetts Investors Growth Stock Fund ("MIG") (see page 3). See Exhibit 1 attached hereto.

SCHEDULE 13G                                                   Page 5 of 5 Pages


Item 5:            Ownership of Five Percent or Less of a Class:
                   [X] This statement is being filed to report that MFS and MIG have ceased to be the beneficial owner of more than 5% of the Common
                   Stock of Contel Cellular Inc.
Item 6:            Ownership of More than Five Percent on Behalf of Another Person:
                   INAPPLICABLE
Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:
                   INAPPLICABLE
Item 8:            Identification and Classification of Members of the Group:
                   INAPPLICABLE
Item 9:            Notice of Dissolution of Group:
                   INAPPLICABLE
Item 10:           Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 1994

Massachusetts Financial Services Company


          ARNOLD D. SCOTT
By:-----------------------------------
           Arnold D. Scott
 Senior Executive Vice President,
      Secretary and Director

                                                                       EXHIBIT 1

                   MASSACHUSETTS INVESTORS GROWTH STOCK FUND
               500 BOYLSTON STREET - BOSTON - MASSACHUSETTS 02116
                                 617 - 954-5000

                                          January 18, 1989

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

      Re:   Rule 13d-1

Gentlemen:

      This letter is to memorialize our agreement that you shall file all statements on Schedule 13G required to be filed on behalf of Massachusetts Investors Growth Stock Fund pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. If the foregoing is acceptable to you, please sign and return to us the enclosed copy of this letter.

                                        Very truly yours,

                                        W. THOMAS LONDON

                                        W. Thomas London
                                        Treasurer

The foregoing is acceptable.

MASSACHUSETTS FINANCIAL SERVICES COMPANY


            ARNOLD D. SCOTT
By:----------------------------------------
            Arnold D. Scott
    Senior Executive Vice President,
         Secretary and Director